Exhibit 99.74

January 8, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Cboe Canada (previously Neo Exchange)

DeFi Technologies Inc.

198 Davenport Road

Toronto, ON, M5R 1J2

Attention: Mr. Ryan Ptolemy, CFO and Mr. Olivier Newton, CEO

Dear Sirs/Mesdames:

Re: DeFi Technologies Inc. – Notice of Change of Auditors

This letter is delivered to you in connection with the change of auditor of DeFi Technologies Inc. (the “Corporation”), from BF Borgers CPA PC, (“Borgers”) to HDCPA Professional Corporation (“HDCPA”) pursuant to National Instrument 51-102 (“NI 51-102”).

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditors, dated January 8, 2024 prepared by the Corporation. Based upon our knowledge as at the date hereof, we hereby confirm that we do not disagree with any of the information contained in such Notice.

We trust you will find the foregoing to be in order. If you have any questions or comments relating to this matter, please do not hesitate to contact the undersigned directly at your convenience.

Yours truly,

HDCPA Professional Corporation

Per:	/s/ Harpreet Dhawan
Harpreet Dhawan, CPA

www.hdcpa.ca | 647-793-8100
5250 Solar Drive, Suite 206, Mississauga, ON, L4W 0G4